UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: 15 September 2026

Commission File Number: 001-43229

Wise Group plc

(Translation of registrant’s name into English)

1st Floor, Worship Square

65 Clifton Street

London EC2A 4JE

United Kingdom

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	Transaction in Own Shares dated 15 September 2026

Exhibit 99.1

 Wise Group plc

Transaction in Own Shares

Wise Group plc (the "Company") announces that from 07 September 2026 up to and including 11 September 2026 it repurchased a total of (i) 800,000 of its Class A ordinary shares on Nasdaq and/or other applicable US trading venues and (ii) 914,573 of its Class A ordinary shares on the London Stock Exchange and other in both cases through Goldman Sachs International or one of its affiliates, as detailed below.

The repurchased Class A ordinary shares will be held in treasury.

Date	Aggregate number of Class A ordinary shares purchased	Volume weighted average price paid per share	Highest price paid per share	Lowest price paid per share	Trading venue
2026-09-07	67,093	GBP 9.3764	GBP 9.4420	GBP 9.2840	XLON
2026-09-07	46,314	GBP 9.3917	GBP 9.4400	GBP 9.2900	CHIX
2026-09-07	21,036	GBP 9.3897	GBP 9.4380	GBP 9.2900	BATE
2026-09-08	172,195	GBP 9.2913	GBP 9.3620	GBP 9.1980	XLON
2026-09-08	200,000	USD 12.5658	USD 12.6950	USD 12.3950	NASDAQ
2026-09-09	171,005	GBP 9.2110	GBP 9.3400	GBP 9.0900	XLON
2026-09-09	49,962	GBP 9.2128	GBP 9.3400	GBP 9.0960	CHIX
2026-09-09	200,000	USD 12.4889	USD 12.6800	USD 12.4000	NASDAQ
2026-09-10	166,872	GBP 8.9500	GBP 9.0800	GBP 8.8360	XLON
2026-09-10	53,593	GBP 8.9457	GBP 9.0800	GBP 8.8340	BATE
2026-09-10	200,000	USD 12.0213	USD 12.1700	USD 11.8600	NASDAQ
2026-09-11	116,503	GBP 8.8579	GBP 8.9180	GBP 8.7860	XLON
2026-09-11	50,000	GBP 8.8609	GBP 8.9140	GBP 8.7960	CHIX
2026-09-11	200,000	USD 12.0297	USD 12.0950	USD 11.9500	NASDAQ

The repurchases form part of the Company's share buyback program announced on July 21, 2026 (the "Buyback"). In connection with the Buyback, the Company expects to repurchase up to £405 million (approximately $540 million) of its Class A ordinary shares.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) and Commission Delegated Regulation (EU) 2016/1052 as such legislation forms part of law in the United Kingdom (the "UK") by virtue of the EU (Withdrawal) Act 2018 (as may be amended, extended and/or supplemented from time to time), a detailed breakdown of individual trades made by Goldman Sachs International on behalf of the Company as part of the Buyback is scheduled to this announcement. This announcement is also being made for the purposes of the UK Financial Conduct Authority's Listing Rule 14.3.17(2).

http://www.rns-pdf.londonstockexchange.com/rns/7149U_1-2026-9-14.pdf

Enquiries

Martin Adams - Investor Relations

owners@wise.com

Sana Rahman - Communications

press@wise.com

Brunswick Group

Charles Pretzlik / Emily Murphy

Wise@brunswickgroup.com

+44 (0) 20 7404 5959

About Wise

Wise is a global technology company, building the best way to move and manage the world's money.

With Wise Account and Wise Business, people and businesses can hold 40+ currencies, move money between countries and spend money abroad. Large companies and banks use Wise technology too; an entirely new network for the world's money.

In fiscal year 2026, Wise supported around 19 million people and businesses, processing over $240 billion in cross-border transactions and saving customers over $3 billion.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WISE GROUP PLC

Date: 15 September, 2026	By:	/s/ Emmanuel Thomassin
	Name:	Emmanuel Thomassin
	Title:	Chief Financial Officer